                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. 1)(1)

                               TRAVELNOW.COM INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   89490A 10 7
                                 (CUSIP NUMBER)

                JULIUS GENACHOWSKI, ESQ.       GREGORY S. PORTER, ESQ.
                USA NETWORKS, INC.             HOTEL RESERVATIONS NETWORK, INC.
                152 WEST 57TH STREET           8140 WALNUT HILL LANE, SUITE 800
                NEW YORK, NY 10019             DALLAS, TX  75231
                (212) 314-7200                 (972) 361-7311

                (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 4, 2001
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX [ ].

         NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

----------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



                                  (PAGE 1 OF 6)

                                  SCHEDULE 13D

Cusip No. 89490A 10 7                                      Page  2  of  6  Pages
---------------------                                           ---    ---

1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         USA Networks, Inc.
         59-2712887

--------------------------------------------------------------------------------

2.       Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

3.       SEC Use Only.

--------------------------------------------------------------------------------

4.       Source of Funds                                                      WC

--------------------------------------------------------------------------------

5.       Check box if disclosure of legal proceedings is required            [ ]
         pursuant to Item5.2(d) or 2(e)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                                 -0-
Shares
                  --------------------------------------------------------------

Beneficially      8.       Shared Voting Power                         1,080,000
Owned by
                  --------------------------------------------------------------
Each              9.       Sole Dispositive Power                            -0-
Reporting
                  --------------------------------------------------------------

Person            10.      Shared Dispositive Power                    1,080,000
With

--------------------------------------------------------------------------------

11.      Aggregate amount beneficially owned by each reporting         1,080,000
         person

--------------------------------------------------------------------------------

12.      Check box if the aggregate amount in row (11) excludes              [ ]
         certain shares

--------------------------------------------------------------------------------

13.      Percent of class represented by amount in row (11)                 9.9%

--------------------------------------------------------------------------------

14.      Type of Reporting Person                                             C0

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 89490A 10 7                                      Page  3  of  6  Pages
---------------------                                           ---    ---

1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         Hotel Reservations Network, Inc.
         75-2817683

--------------------------------------------------------------------------------

2.       Check the appropriate box if a member of a group 2.             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

3.       SEC Use Only.

--------------------------------------------------------------------------------

4.       Source of Funds                                                      WC

--------------------------------------------------------------------------------

5.       Check box if disclosure of legal proceedings is required            [ ]
         pursuant to Item5.2(d) or 2(e)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                                 -0-
Shares
                  --------------------------------------------------------------

Beneficially      8.       Shared Voting Power                         1,080,000
Owned by
                  --------------------------------------------------------------

Each              9.       Sole Dispositive Power                            -0-
Reporting

                  --------------------------------------------------------------

Person            10.      Shared Dispositive Power                    1,080,000
With

--------------------------------------------------------------------------------

11.      Aggregate amount beneficially owned by each reporting         1,080,000
         person

--------------------------------------------------------------------------------

12.      Check box if the aggregate amount in row (11) excludes              [ ]
         certain shares

--------------------------------------------------------------------------------

13.      Percent of class represented by amount in row (11)                 9.9%

--------------------------------------------------------------------------------

14.      Type of Reporting Person                                             CO

--------------------------------------------------------------------------------

                                                               Page 4 of 6 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 28, 2000, by USA Networks, Inc., a Delaware corporation ("USAi"), and Hotel Reservations Network, Inc., a Delaware corporation and majority owned subsidiary of USAi ("HRN," and together with USAi, the "Reporting Persons"), relates to shares of TravelNow.com Inc., a Delaware corporation ("TravelNow"), common stock, $0.01 par value (the "Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of TravelNow are located at 318 Park Central East, Suite 306, Springfield, Missouri 65806.

ITEM 4. PURPOSE OF TRANSACTION.

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On January 4, 2001, HRN and TravelNow issued a joint press release announcing that HRN and TravelNow had entered into a definitive Agreement and Plan of Merger dated as of January 3, 2001 (the "Merger Agreement"), pursuant to which HRN would acquire all of the outstanding Common Stock of TravelNow that HRN does not already beneficially own for $4.16 per share in cash. The Merger Agreement provides that by no later than January 18, 2001, HRN will commence a tender offer (the "Offer") for all those outstanding shares. The Offer is subject to customary conditions. The Offer is not subject to receipt of financing. Upon successful completion of the Offer, the Merger Agreement calls for a merger pursuant to which any remaining stockholders will receive cash in the same amount as paid in the Offer. TravelNow will become a wholly-owned subsidiary of HRN. The acquisition is expected to close by the end of the first quarter of 2001.

         On January 3, 2001, HRN entered into a Stockholder Agreement with a number of TravelNow stockholders, including officers and directors of TravelNow (collectively, the "Stockholders"). The Stockholders beneficially own approximately 40% of TravelNow's outstanding Common Stock. Pursuant to the terms of the Stockholder Agreement and, subject to certain conditions, the Stockholders agreed to tender their shares of TravelNow Common Stock in connection with the terms of the Offer and if an Alternative Transaction (as defined in the Stockholder Agreement) is consummated, to pay HRN 90% of all amounts which are received by the Stockholders for each of their shares in excess of the HRN offer price of $4.16 per share. The Stockholders also agreed under the terms of the Stockholder Agreement to other customary terms to support and make effective the consummation of the Offer.

                                                               Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 4 of this Amendment, which is hereby incorporated by reference herein.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 1 Joint Filing Agreement dated December 28, 2000, by and between USA Networks, Inc. and Hotel Reservations Network, Inc., dated December 28, 2000.(1)

               Exhibit 2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris Noble.(1)

               Exhibit 3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew Shepp.(1)

               Exhibit 4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations Network, Inc.(1)

               Exhibit 5 Standstill Agreement dated December 19, 2000, by and among TravelNow.com Inc. and certain stockholders named therein.(1)

               Exhibit 6 Agreement and Plan of Merger dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and TravelNow.com Inc.(2)

               Exhibit 7 Form of Stockholder Agreement dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and certain stockholders of TravelNow.com Inc.(2)

----------

        (1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on December 28, 2000, and incorporated herein by reference.

        (2)       Filed herewith.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.


Dated: January 4, 2001                 USA NETWORKS, INC.



                                       By: /s/ William J. Severance
                                          -------------------------------------
                                          William J. Severance, Vice President
                                            and Controller


                                       HOTEL RESERVATIONS NETWORK, INC.



                                       By: /s/ Gregory S. Porter
                                          -------------------------------------
                                          Gregory S. Porter, General Counsel and
                                            Secretary

                                INDEX TO EXHIBITS

      EXHIBIT
      NUMBER      DESCRIPTION
      -------     -----------
         1        Joint Filing Agreement dated December 28, 2000, by and between
                  USA Networks, Inc. and Hotel Reservations Network, Inc., dated
                  December 28, 2000.(1)

         2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris
                  Noble.(1)

         3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew
                  Shepp.(1)

         4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations Network,
                  Inc.(1)

         5        Standstill Agreement dated December 19, 2000, by and among
                  TravelNow.com, Inc. and certain stockholders named therein.(1)

         6 Agreement and Plan of Merger dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and
                  TravelNow.com Inc.(2)

         7 Form of Stockholder Agreement dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and certain stockholders of TravelNow.com Inc.(2)

----------

(1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on December 28, 2000, and incorporated herein by reference.

(2)      Filed herewith.